This offering is not live or open to the public at this moment.

Would you like to... Complete your investment in Rayton Solar ?

PLAY VIDEO

0

Investors

$0

Raised of $50k - $1m goal

MONDAY MOTORBIKES

Monday Motorbikes

The World's First Crossover Electric Motorbike

Small OPO · Brisbane,, CA · Transportation

0% funded with 123 days left

Chat

Invest in Monday Motorbikes

Stylish Urban Transport, Electrified

Chat

Monday Motorbikes introduces aspiring riders to the thrill of two-wheels on the world's most stylish electric motorbike designed for urban transport.



Monday's first product, the M1, is simple and easy to ride, while providing the power, style and attitude of a motorcycle.

One in ten Americans — 32 million people — want to ride motorcycles, but most of them never do. They're coming to Monday Motorbikes. Over 40% of Monday's riders have never ridden a motorcycle before. On an M1, these people

get their first taste of the thrill of riding.



The Monday Motorbikes team is full of passionate motorcycle riders. Ride experience is at the heart of the design process. Monday set out to make a motorbike that was exciting to ride, but also one that anybody can ride. The M1 is simple to use and doesn't need clutch or gears — just twist the throttle and go.

Invest in us and join the motorbike revolution.

INVEST
$2.00 / share

PERKS
Silver Level: Up to $500 — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes t-shirt.

Gold Level: $500 to $1,999 — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) and a custom Monday Motorbikes backpack.

Chat

Chat

"Perfectly suited for city riding. I love that it's quick and easy to learn."

- Nicholas Reiter

Chat

Our Revolutionary M1





40 mile range

Patented drivetrain

Patented Lithium ion battery

Regenerative braking

Bluetooth connection planned for 2017

No license required in most U.S. States

Ride virtually anywhere a bicycle or motorcycle can


M1
Technical Specifications



Chat



"The M1 is just what I was looking for has all the power to handle the terrain of a challenging city like San Francisco. The M1 is the fastest way to get point to point in the city while costing a fraction of what a motorcycle costs to operate, and turning heads in the process."

Chat

- Jordan A.







Chat

Press

Think of it as a two wheeled Tesla. Better yet: Stop comparing it to ridiculous things and go for a ride already.

GQ

The bike looks like something out of "Mad Max," and was one of CNNMoney producer Jack Regan's CES favorites.

CNN Tech

Its electric motor is zippy enough to pleasantly surprise you the first time you open the throttle. engadget

Engadget

Chat

SHOW MORE

The M1 Features Cutting Edge Technology with Classic Styling



Chat



Monday Motorbikes smart dash is the brain of the M1 and will house the connected technologies. **The M1 is password-protected and displays speed, battery life, and other stats.** This year, we plan on rolling out a smartphone app with bluetooth connectivity for navigation, GPS tracking for theft prevention, and other features. Monday is designing a **cloud-connected platform** that will become the launchpad for new service packages, capable of supporting remote bike diagnostics, fleet management tools, peer-to-peer sharing, and more. As Monday grows, these services become increasingly important to the business model.



At each step of the design process engineering tradeoffs were thoughtfully approached. While many electric two-wheelers use a hub motor, **Monday pulled the motor out of the wheel and relocated it in the center** of the M1. This reduces the "unsprung mass" (weight that moves up an down over bumps), which results in a smoother ride. It also enables easier maintenance and customization.



Batteries are the most expensive component on any electric vehicle, but battery technology is rapidly improving. Over the last 4 years, **battery costs have dropped by 65%**, according to McKinsey. This means that the price of Monday's most expensive component has been falling rapidly allowing the creation of more affordable products and improving margins.

Monday Motorbikes builds their batteries from the cellular level, just like Tesla. Monday uses Lithium Iron Phosphate 26650 battery cells configured in one of the most energy-dense



MOnday Motorbikes patented batteries and theft deterrent battery release mechanism help set the M1 apart. The quick release mechanism **allows riders to swap their batteries in less time than it takes to fill a gallon of gasoline.**

Now owners who live in the city and don't have a garage, can lock their M1 outside and charge their batteries inside on any standard 110v or 220v outlet.



The M1's patented drive train allows for seamless **transition between motor-drive and pedal-drive.**

With regenerative braking, riders charge their batteries every time they slow down, allowing them to ride farther on every charge.



The M1 has two operating modes - Economy Mod and Sport Mode.

In our Economy Mode the power output is limited to 750 watts and the speed to 20 mph. In Economy Mode the M1 meets federal electric bicycle regulations, and those in most U.S. States.

In Sport Mode **we unleash 5500 watts of power and riders can reach speeds upwards of 40 mph.**

Sport Mode is recommended for off-road use only, unless the M1 is registered and the rider is

packages available today. Because Monday builds their battery packs at the Monday Motorbikes Labs, **the latest cell tech can be implemented, allowing Monday to iterate at the speed of cell innovation.** This drives lower costs, higher power, and increased range.

licensed.

Chat

Built for the Urban Commuter

The award-winning design was inspired by the mopeds and cafe racers of the 1960s and 70s. Most importantly the M1 was engineered to solve real problems felt in cities around the world. Face it: getting around in a city can be a challenge. The problem is that most trips are short, and existing options just don't cut it.

- **Cars** are expensive / hard to park / stuck in traffic
- **Busses** are slow / unreliable / stuck in traffic
- **Motorcycles** are heavy / require a special license
- **Bicycles** are exhausting / range-limited / slow


TATTOOS

Chat

Monday Motorbikes solves these problems in a way that makes M1 riders look forward to getting around in their city. Whether it is a trip to work, to get a burrito across town, or just going for a ride, the M1 turns any trip into a joyride. Best of all, the M1 cuts through traffic and can be ridden and parked almost anywhere a bicycle can.

The Big and Growing Urban Transport Market

From motorcycles to ride shares and e-bikes, **Monday is attacking a $300B global market.**
And the market for electric vehicles is **growing at 60% a year** (McKinsey).

Chat


We extend the motorcycle market to reach a $311B Total Addressable Market
Today, 60% of M1 riders fall within the motorcycle market
40% of M1 riders are using it to replace other modes
$80B Motorcycles
$20B Mopeds
+
$60B Mass Transit (US)
$100B Automobiles (1% of $10T)
$20B Car Sharing
$35B Local Delivery
$16 B e-Bikes
TAM: $311B

Chat

Driving Sales Through e-Commerce and Dealers

Monday Motorbikes sells direct to consumer, through a growing dealer network, and is developing a business to business sales channel. The majority of Monday's direct to consumer sales are online sales through www.mondaymotorbikes.com. As Monday Motorbikes expands, it is anticipated that a **substantial dealer network** will be built to demonstrate, sell and maintain the M1. Monday also looks forward to providing businesses with **fleets of motorbikes.** It is expected that the vast majority of sales will be direct to consumer and through our dealer network.

Over the Last 6 Years, We Have Gained Impressive Traction

Chat

Jan '10



Electric Motorbike Conception

It begins!

Sept '10



Generation 1

Proof of concept is created.

Sept '12



Generation 3

Battery and motor-sizing and selection

Aug '13

Full Time Development Begins

Here we go!

Jun '14



Generation 4

Embedded system design and implementation.

Oct '14



Generation 5

We refine aesthetic and material selection.

Jan '15



First Strategic Partnership

Wind River partnership established to develop cloud connectivity.

Mar '15

Second Strategic Partnership

Intel partnership established with IoT groups

Nov '15

Featured in GQ!

#1 spot in "Best Stuff of the Year."

Jan '16



Generation 6

First customer ship of Production M1

Aug '16

Facility Expansion

Doubled facility size with dedicated production line.

Jan '17

Record Website Visits!

5 continents, 1 countries, 330,0 visitors

May '17

Launch Cloud Connectivity

Bluetooth and 3G connectivity with remote data server and

Aug '17

Mass Production Begins

$1M in total revenue; 250 units sold

Chat
Chat
Chat

In the Next 5 Years, We Will Continue to Scale and Disrupt

Over the next 5 years, Monday Motorbikes will utilize offshore manufacturing assistance, **increasing production to over 100,000 units and improving margins by 2-fold.** Over time, the focus will be on enhancing global distribution while maximizing production output in order to deliver and disrupt current markets.

Monday Motorbikes' electric motorbikes are disruptive and solve real problems in big markets.

Chat

We Will Use Your Money to Grow Our Business

	If target offering amount sold	*If maximum offering sold*
Total Proceeds	$52,500	$999,999
Expenses		
(A) Professional Fees	$25,000	$50,000
(B) Commissions	$2,500	$49,999
Net Proceeds	$30,000	$900,000
Use of Proceeds		
(A) Selling, General, and Administration	$20,000	$700,000
(B) Working Capital	$10,000	$200,000

Chat

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Invest in Our Company

Dear Prospective Investor,

We make urban transportation fun and convenient, and get people where they're going while looking their very best. We want people to look forward to their commutes because they're riding the M1. Monday is the future of urban transportation. We make it quicker, easier, and more enjoyable to get around the city, and our bikes reduce traffic and pollution. In the words of a customer, "the M1 gives me time and money back."



We love that we give our customers time and money back. But to us, that's table stakes. We know that to win we also have to be more fun and stylish than anyone else on the road.

We have big plans for the future. We are going to make urban transportation clean, fast, fun, and cost effective. The cost of batteries is falling and global capacity for production is rising. The future of transportation is electric. On two wheels we plan to get there faster than anyone else, and arrive style.

Best,
Josh Rasmussen, CEO

Chat

Chat

Meet the Founders



MONDAY
MOTORBIKES

Dr. Nathan Jauvtis

Co-Founder and Chief Scientist

Founder Nathan Jauvtis has a PhD in Mechanical Engineering and has always had a passion for reducing our environmental impact, including founding non-profit A-Day-Without-Driving, a grassroots movement dedicated to educating the world about how we can decrease our carbon footprint. His passion for the environment has been one of the driving forces to create Monday Motorbikes. As part of the core team at Zero Motorcycles, his contributions led to the production scale of their flagship X-model.



MONDAY

Josh Rasmussen

Co-Founder and CEO

Co-founder Josh Rasmussen moved to San Francisco in 2008 and has been riding motorcycles ever since. His passion for technology and hardware combines with experience in managing sales teams for legal technology firms and auto dealer leaders, Dodge and Chevrolet. Josh has strategically deployed teams to scale sales operations across major territories in the US. His expertise completes the foundation of Monday Motorbikes' core team, bringing together business development, production, and innovation.

Chat
Chat

And the Rest of the Team



Sarah Rizk
COO
Sarah@mondaymotorbikes.com



Nick Nieminen
Director of Product Design and Engineering
Nick@mondaymotorbikes.com



Charlie Schock
Business Development & Sales
Charlie@mondaymotorbikes.com



Alex Ibrahim
Mechanical and Production Engineer
Alex@mondaymotorbikes.com

Chat



Nic Howery
Head of Business Development and Sales
Nhowery@mondaymotorbikes.com



James Hollis
Embedded Systems Architect
James@mondaymotorbikes.com

Chat

Offering Summary

Monday Motorbikes designs, produces, and sells electric motorbikes for urban transportation.

Further information about the company and its business appears on the company's profile page on StartEngine.com and as Exhibit A to the Form C of which this Offering Memorandum forms a part.

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean Jauvtis Engineering.

Chat

Our Company

Jauvtis Engineering, Inc. ("Monday Motorbikes" or the "Company"), is a Delaware corporation that designs, produces, and sells electric motorbikes for urban transportation.

The Offering

Securities Offered	Maximum 709,200 shares of common stock ($1,000,000.00)
Total Common Stock outstanding before the Offering	1,000,000
Common Stock outstanding after the Offering	500,000
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Chat

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

Silver Level: Up to $500 — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes shirt.

Gold Level: $500 to $1,999 — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) and a custom Monday Motorbikes backpack.

Notes

- Shipping rates collected on dispatch
- Items will be shipped when they are ready for the market

The Company will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investm In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the r and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Monday Motorbikes to get notified of future updates!

Comments (0 Total)

Add a public comment...

POST

Chat
Chat
Chat

start engine

About
Blog
About Us
How It Works
FAQs

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram

Join
Edit My Campaign
Investors

Legal
Terms of Use
Privacy Policy
Section 17(b) Disclosure
Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat